Exhibit 4.2

AMENDMENT NO. 1 TO AMENDED AND RESTATED RIGHTS AGREEMENT

This Amendment No. 1 (the “Amendment”), dated as of May 30, 2012, to the Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of February 27, 2009, between BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company”) and Computershare Shareowner Services LLC (formerly known as Mellon Investor Services LLC), a New Jersey limited liability company, as rights agent (the “Rights Agent”), is being executed at the direction of the Company. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Rights Agreement.

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend the Rights Agreement during such time as the Rights are redeemable.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties agree as follows:

1.	Amendment of Section 7.1. Section 7.1 of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“7.1 Exercise of Rights. Subject to Section 11.1.2 and except as otherwise provided herein, the registered holder of any Right Certificate may exercise the Rights represented thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and certification on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of two-hundredths of a Preferred Share (or other securities, cash or other assets) as to which the Rights are exercised, at or prior to the time (the “Expiration Date”) that is the earliest of (i) 3:59 p.m., Eastern Time, on May 30, 2012 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Sections 1.3(ii)(A)(z) and 13.4, at which time the Rights are terminated, or (iv) the time at which the Rights are exchanged as provided in Section 27.”

2.	Remaining Terms. Those portions of the Rights Agreement that are not expressly amended hereby shall continue in full force and effect. Notwithstanding the foregoing, the Rights Agent and the Company acknowledge and agree that upon the Expiration Date the Rights Agreement shall terminate and be of no further force and effect.

3.	Counterparts. This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

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The parties hereto have caused this Amendment to be executed and delivered as of the date first written above.

BIOMARIN PHARMACEUTICAL INC.

By: /s/ G. Eric Davis
Name:	G. Eric Davis
Title:	Senior Vice President, General Counsel and Secretary

COMPUTERSHARE SHAREOWNER SERVICES LLC

By: /s/ Mark Cano
Name:	Mark Cano
Title:	Vice President & Relationship Manager